UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE GENERAL OUTLOOK ON PSTN MIGRATION

On November 2, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding the announcement of its subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, of their general outlook on PSTN migration. Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: November 2, 2010

November 2, 2010

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE GENERAL OUTLOOK ON PSTN MIGRATION

Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), subsidiaries of Nippon Telegraph and Telephone Corporation (“NTT”), pursuant to their prior announcement regarding the migration of PSTN, have announced their general outlook on PSTN migration.

For more details, please see the attached NTT East and NTT West press release.

For further inquiries, please contact:

Mr. Kimura or Mr. Koizumi

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5581

Fax: +81-3-5205-5589

November 2, 2010

NOTICE REGARDING THE GENERAL OUTLOOK ON PSTN MIGRATION

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, pursuant to their prior announcement regarding the migration of PSTN, present their general outlook on PSTN migration in the following attachment.

(Attachment)

PSTN Migration General Outlook

Inquiries

Nippon Telegraph and Telephone East Corporation

Public Relations Department

TEL: +81-3-5359-3711

Nippon Telegraph and Telephone West Corporation

Public Relations Department

TEL: +81-6-4793-2311

PSTN Migration

General Outlook

November 2, 2010

Nippon Telegraph and Telephone East Corporation (“NTT East”)

Nippon Telegraph and Telephone West Corporation (“NTT West”)

Introduction

1

Paradigm Shift in Information and Telecommunications Markets

2

2-1

Changes in User Needs and Reactions by the Carriers of Various Countries

3

2-2

World Leader in Transitioning to Optical IP

4

3

NTT East’s and NTT West’s Efforts to Promote Broadband Use

5-10

(Reference 1) Shift in Number of FLET’S Hikari Subscribers and Area Coverage Rate

(Reference 2) Examples of IRU Measures

(Reference 3) Measures for Using ICT in Education

(Reference 4) Measures for Using ICT in Medicine

(Reference 5) Provision of User-Friendly Terminals

4

Decline in Demand for PSTN Fixed-Line Telephone Service

11

5

PSTN Switchboards Come to the End of Their Useful Lives

12

6-1

Handling Services in Accordance with Changes in User Needs

13

6-2

Alternative Scenarios After Termination of Services

14

7-1

Smooth and Efficient Interconnection Among IP Networks

15

7-2

Reciprocal Number Portability Functionality

16

8

Schedule for PSTN (Core Network) Migration

17

Introduction

As NTT East and NTT West have previously mentioned in such forums as the ICT Policy Task Force for a Global Era established by the Ministry of International Affairs and Communications (“MIC”), in connection with the migration1 of core networks from PSTN2 to IP networks, it has been our plan to announce this autumn a general outlook concerning the handling of functions / services not provided by current IP networks. Now, we would like to provide an explanation of our plans based on the following perspectives:

In light of the shift in demand to IP services and, among other things, the end of the useful lives of PSTN switchboards, we anticipate beginning the migration from PSTN to IP networks approximately 10 years from now, around 2020, and completing the migration around 2025.

When making the migration from PSTN to IP networks, the provision of some services will be terminated. We are announcing the relevant details now, about 10 years in advance of termination, to give our customers adequate advance notice and to provide sufficient time to address customer concerns.

In order to achieve interconnectivity among IP networks for IP telephones currently connected by PSTN switchboards, we suggest that the numerous affiliated businesses share their respective thoughts to reach a common understanding.

Even after the migration from PSTN to IP networks, we will make it possible to continue the basic services that customers use on PSTN networks and we will continuously expand IP-based services and work to improve customer convenience, in order to promote the increased use of IP and broadband services.

In order to encourage the migration from metal cables to optical fiber, we will stimulate demand for optical fiber by various means, including by promoting the creation of services and the use of ICT, and we will continue to consider measures to support our customers in all phases of the migration, such as responding to any decreases in metal cable users, by proposing replacement services for services and functions that will no longer be available.

1. NTT’s “migration” encompasses the migration from PSTN to IP networks and the migration from metal cable to optical fiber mentioned above, as well as the migration from old IP networks to new IP networks (NGN) (scheduled for implementation by the end of March, 2013).

2. PSTN (Public Switched Telephone Network): the network used for general subscriber telephone lines.

1

1. Paradigm Shift in Information and Telecommunications Markets

● In the information and telecommunications fields, a globalized IP and broadband paradigm shift is taking place.

	1990s		2000s
Market	Network Services (telephone)	→	Increase in variation of contents/applications and terminals (conversion to IP and broadband)
Players	Domestic Communications Carriers	→	Not only domestic communications carriers, but numerous players, including global players from other countries, occupying the market through coexistence Japan



Telephone
Content & Applications
Domestic Communications Carriers
Diverse Global Players
Content & Applications
Networks
Terminals
Voice
Fixed-Line Switchboard
Telephone, Fax
NTT
KDDI (formerly DDI)
Softbank (formerly Japan Telecom)
Portals & Search Engines
Electronic transactions
Content distribution
Blogs, SNS, SaaS, etc.
Google, Yahoo, Microsoft, etc.
Amazon, Yahoo, etc.
Apple, Google, Nokia, etc.
Facebook, Salesforce.com, etc.
Internet
ISP
Fixed
Mobile
Router
Server
Cisco, Juniper, etc.
Mobile Phones
PCs
TVs
Apple, Google, RIM, Nokia, etc.
Acer, Asus, HP, Dell, etc.
Samsung, etc.

2

2-1. Changes in User Needs and Reactions Reactions by the Carriers of Various Countries

•Overseas, demand for telephone services using PSTN has decreased and demand for IP services has increased. Overseas communications carriers are studying and promoting the transition to IP and broadband to match changes in user needs.

Change in subscribers from 2004 to 2008 (% change) Change in subscribers from 2004 to 2008 (% change)

Fixed-line telephones: 34.58 M 33.21 M (-4%) Fixed-line telephones: 54.53 M 51.40 M (-6%) Change in subscribers from 2004 to 2008 (% change) Fixed-line telephones: 177.69 M 154.66 M (-13%)

DT BT: 21CN (21st Century Network)

Plans to to start commercial NGN services in in the the 2nd 2nd AT&T: U U—verse Began shifting users from PSTN networks to to an an half of 2010. half of . FTTN will will cover 30 30 million households (50% of of its its total IP IP network (21CN) in in 2006 but but stopped in in 2010.

FTTH will will cover 10% of of all all households by by 2012. coverage) within 2011. FTTP and and FTTC will will cover two two—thirds of of all all Verizon: FiOS households by 2015 by Plans to 17 million households FTTP by 2010 to cover 17 with by (final target is is to to cover 18 18 million households (70% of of its its total coverage))

Change in subscribers from 2004 to 2008 (% change) Fixed-line telephones: 33.70 M 35.00 M (+4%)

FT: One IT IT & & Network

Started commercial NGN services in in 2008. Will Will expand FTTH to to all all provinces within the the country by by 2015, covering 40% of of all all households.

NTT: NGN

Started NGN services in in March, 2008.

FTTH covers 90% of of all all households as as of of 2010.

Change in subscribers from 2004 to 2008 (% change)

Fixed-line telephones: 23.57 M 21.33 M (-10%)

KT: UBcN (Ultra Broadband Convergence Network)

Commercialized IP IP network (UBcN) in in 2008.

4.19 4.19 million users will use fiber—optic o services by by March, 2010.

* FTTP (Fiber To The Premises) Optical fiber is installed to the customer’s home (equivalent to Japan’s FTTH (Fiber To The Home)).

* FTTC (Fiber To The Curb) Optical fiber is installed to a roadside site near the customer’s home (metal or other cable is used from the roadside cabinet to the user’s home).

* FTTN (Fiber To The Node): Optical fiber is installed to the node (metal or other cable is used from the node to the user’s home).

Sources

Fixed-line telephones: MIC Website, “Global Telecommunications Conditions” Information on individual carriers: Press information from each carrier

3

2-2. World Leader in Transitioning to Optical IP

● Japan is the world leader in transitioning to optical IP.

Comparison of Optical Broadband Services in Various Countries

Legend: :1st :2nd

		Japan	South Korea	United States	France	Germany	United Kingdom
Household Coverage / Penetration Rate, etc.	Household Coverage Rate	90% Sep. 2008	67% Dec. 2008	13% Mar. 2009	11% Apr. 2009	0.4% Apr. 2009	0.0% Apr. 2009
	Household Penetration Rate	38% Jun. 2010	44% Mar. 2010	3% Jun. 2009	0.2% Sep. 2009	0.04% Sep. 2009	0.00% Sep. 2009
	Number of Subscriptions	18.57 M Jun. 2010	8.32 M Mar. 2010	3.54 M Jun. 2009	0.06 M Sep. 2009	0.02 M Sep. 2009	0.00 M Sep. 2009
Service	Speed	200 M High Speed Type	100 M	50 M	100 M	50 M	40 M
	Cost per 1 Mbps	¥31	¥36	¥214	¥47	¥ 137	¥75

*Household coverage / penetration rate, etc. are stated for the nation as a whole: Services refer, by country, to services provided by: in Japan - NTT East; in South Korea – KT; in United States – Verizon; in France – FT; in Germany – DT; and in United Kingdom - BT

Sources:
Household Coverage Rate: Japan: figures released by the MIC; other countries: OECD (2010), Indicators of broadband coverage
Household Penetration Rate and Number of Subscriptions: Calculated based on figures from regulatory agencies in each country
Speed and Cost per 1 Mbps: Japan: each company's website, a 2009 MIC price differential survey, etc. (NTT East's FLET'S Hikari High Speed Type 200 Mbps)

4

3. NTT East’s and NTT West’s Efforts to Promote Broadband Use

•Pursuant to “Road to Service Creation Business Group,” NTT Group’s Medium-Term Management Strategy, NTT East and NTT West have been taking measures to expand the use and coverage area of broadband services, and will continue to further promote the development of broadband services in the future.

(1)	We have expanded the optical broadband coverage area and enhanced services.

Japan is the world leader in the full-scale deployment of fiber-optic services and currently provides fiber-optic services to approximately 14 million subscribers. See Reference 1.

The optical service coverage rate has increased to 90% of the entire country through facility competition. We are now expanding the service coverage area through IRU. See Reference 2.

We began providing NGN services in 2008 and plan to make the NGN available to nearly the entire existing optical coverage area by the end of March, 2011.

In addition to Internet services, we have strengthened IP telephone, video, and other services (Hikari Denwa, FLET’S TEREBI, etc.). We are conducting research and development and promoting the practical application of optical cabling that can be easily installed in multi-unit dwellings and indoor spaces.

Going forward, we will further stimulate demand for fiber-optic services by providing new services and rates that are user-friendly even for first time users and light users.

(2) We have contributed to the strengthening of ICT in electronic government, education, healthcare, etc., by working with local governments nationwide to develop and implement their ICT programs in their fields. In the future we will actively promote the use of ICT for the provision of cloud services for educational and other purposes. At the same time, we will work to increase speed and capacity in accordance with the needs of hospitals, schools, etc.

For a description of efforts in education, including participation in the MIC Future School Promotion Project, see Reference 3.

For a description of efforts in the healthcare field, including remote health consultations / health guidance in such areas as Tono City, Iwate Prefecture, see Reference 4.

(3) We have started providing “Hikari Portable,” which creates seamless broadband environments at home as well as at remote locations and supports access by an increasingly diverse range of wireless terminals such as game consoles, electronic books, and netbooks. In order to expand the base of broadband users, in addition to expanding net compatible terminals (Hikari LINK series) for non-PCs, we will also provide “Hikari i-Frame” (tentative name), a service that can be operated easily and which provides integrated access to various information. See Reference 5.

(4) We are working to raise user ICT literacy by providing services that can be used with peace of mind, such as remote support, and by holding seminars on net security. Going forward, we will work to expand the user base and strengthen our after-sales support structure.

Past performance Future

5

Reference 1. Shift in Number of FLET'S Hikari Subscribers and Area Coverage Rate

- Measures have been taken to expand the optical broadband coverage area and to promote the use of optical broadband services. Optical broadband services are currently offered to approximately 14 million households. The area coverage rate has been expanded to 90%.
- Provision of NGN services began in 2008, and will cover nearly all existing optical service areas by the end of March, 2011.

Changes in Number of FLET'S Hikari Subscribers and Area Coverage Rate (NTT East & NTT West Total)



Approx. 90%
FLET'S Hikari Area Coverage Rate
Area Coverage Rate
NGN Coverage Rate
1.66 M
(+1.76 M)
3.42 M
(+2.66 M)
6.08 M
(+2.70 M)
8.78 M
(+2.35 M)
11.13 M
(+2.12 M)
13.25 M
Approx. 14.00 M
The existing optical service area will be covered by the end of March, 2011
2001
2004
2005
2006
2007
2008
2009
End of Sep. 2010
Start of B FLET'S Service
Start of NGN Service

6

Reference 2. Examples of IRU Measures

- NTT East and NTT West have cooperated on the construction of IRU projects and provides broadband services for IRU networks for approximately 90 local governments through the end of March, 2010.
- NTT East and NTT West are also currently working on approximately 240 local government proposals for IRU projects funded under the fiscal 2009 (ending March, 2010) supplementary budget.

As of end of FY 2009



Yamagata
Asahi-machi Mar. 2007
Nanyo City Sep. 2007
Shonai-machi Dec. 2007
Mamurogawa-machi Mar. 2008
Iide-machi Nov. 2008
Funagata-machi Feb. 2009
3 other local governments (2 cities - 1 town)
Akita
Kazuno City Jun. 2007
4 other local governments (2 cities, 1 town, 1 village)
Hokkaido
Niseko-cho Dec. 2004
Shimamaki-mura Apr. 2009
5 other local governments (3 cities & 2 towns)
Niigata
Murakami City (Former Asahi-mura Sep. 2007 / Former Sanpoku-machi Mar. 2008)
4 other local governments (3 cities & 1 town)
Okayama
Maniwa City Feb. 2007
Nishi Awakura-son Mar. 2007
Shinjo-son Oct. 2007
Mimasaka City Jul. 2008
Nagano
6 local governments (1 town & 5 villages)
Aomori
Rokkasho-mura Aug. 2008
Iwate
Sumita-cho Mar. 2008
2 other local governments (2 villages)
Miyagi
Kesennuma City Mar. 2008
1 other local government (town)
Hiroshima
1 local government (city)
Fukui
Ooi-cho Jun. 2007
1 other local government (city)
Ehime
Kamijima-cho May 2009
Fukuoka
Ukiha City Sep. 2007
Fukushima
Bandai-machi Mar. 2005
Nihonmatsu City (for. Iwashiro-machi) Mar. 2006
Tadami-machi Nov. 2006
Inawashiro-machi Mar. 2007
Minami Aizu-machi Mar. 2007
16 other local governments (4 cities, 5 towns, 7 villages)
Nagasaki
Goto City Apr. 2008
Ibaraki
1 local government (town)
Tochigi
1 local government (city)
Yamanashi
Doshi-mura Jul. 2009
Gifu
Nakatsugawa City Sep. 2007
1 other local government (city)
Chiba
1 local government (town)
Miyazaki
2 local governments (1 city & 1 town)
Kagoshima
Wadomari-cho Jun. 2009
Yoron-cho Nov. 2009
Tokushima
Mima City Oct. 2008
Higashi Miyoshi-cho Feb. 2010
Kyoto
Kyotango City Dec. 2009
1 other local government (village)
Saitama
1 local government (city)
Oita
Bungotakada City Feb. 2008
Hyogo
Minami Awaji City Oct. 2006
Kamigori-cho Apr. 2009
Wakayama
Shirahama-cho Oct. 2007
Kinokawa City Apr. 2008

* IRU: Indefeasible Right of User

7

Reference 3. Measures for Using ICT in Education

● We are taking active measures to support the use of ICT in education by, for example, providing new educational content / applications in a broadband environment for information devices such as interactive whiteboards and tablet PCs.



Provide school operations and administrative support applications that increase the work efficiency of busy educators
Educational Content
Educational Applications
Distribute rich content such as scenes from school activities and field trips
Data centers, etc.
Homes
NGN
Provide diverse educational opportunities such as remote classes and inter-school exchange programs
Interactive whiteboards (electronic blackboards)
Adopt ICT in classrooms
(Browse digital textbooks and use PC / electronic blackboards)
Smooth implementation of digital course materials into actual classes and other digital resources
PCs (for use by teachers)
Tablet PCs (for use by young students)
Wireless LAN
Elementary and middle schools

8

Reference 4. Measures for Using ICT in Medicine

- We are taking active measures to support the use of ICT in medical fields such as by providing, remote health consultations and health guidance systems using a FLET'S Phone.

<table>
<tr><td>Content</td><td colspan="4">■ Residents measure blood pressure, weight, number of steps walked, etc. and register the data on a management server via a FLET'S Phone several times a month.
・ Residents use measuring instruments that are installed at a community center, together with a FLET'S Phone (in Kurihara City only, the system can be accessed from some homes).
・ The measured data is transmitted to a receiver connected to a FLET'S Phone*, and ID verification is performed simply by holding the pedometer over the receiver without the need for manual input of an ID and password, making operation very easy (data input was required with the system initially installed in Tono City, but the system was upgraded this autumn).
■ Based on the registered data, physicians and nurses from remote locations use videophones to provide health advice and guidance.</td></tr>
<tr><td>Service Depiction</td><td colspan="4">
Doctor
* Guidance is provided by nurses in Miharu-machi and Minami Aizu-machi, Fukushima Prefecture

Homes/ Community Centers
Consultations
Advisor
- Receiving measurement data
- Transmitting common screens
- Transmitting comments
- Receiving consultations
Internet
Intranet
- Transmitting measurement data
- Receiving common screens
- Receiving comments
- Transmitting consultations
Target residents
Facilities for administrators
Pedometer
Transmitting and receiving data
Blood pressure gauge
Scales
Servers, etc.
Registration of advisors
Registration of targets residents
Administrators

Residents
* The FLET'S Phones used with the system comply with the standards of the Continua Health Alliance (a non-profit organization that promotes standardization of interconnectivity among medical devices; more than 200 health care product manufacturers worldwide are members).</td></tr>
<tr><td>Measured Data</td><td colspan="4">Blood pressure, weight, pedometer data, etc.</td></tr>
<tr><td>Local Government</td><td>Tono City, Iwate Prefecture</td><td>Kurihara City, Miyagi Prefecture</td><td colspan="2">Miharu-machi & Minami Aizu-machi, Fukushima Prefecture</td></tr>
<tr><td>Start of Operations</td><td>March 2009</td><td>April 2010</td><td colspan="2">August 2010 (demonstration experiment)</td></tr>
<tr><td>Scale</td><td>・Four physician sites and one clinical nurse site
・ 17 community centers
・ Approximately 100 residents; currently being increased gradually to 400 residents starting this autumn</td><td>・Two physician sites
・Five community centers
・Approximately 90 residents; of which, five households use the system from home</td><td>Miharu-machi
・One health center
・Three community centers
・Approximately 70 residents</td><td>Minami Aizu-machi
・One health center
・Two community centers
・Approximately 50 residents</td></tr>
</table>

9

Reference 5. Provision of User-Friendly Terminals

- We are offering "Hikari Portable", a mobile wireless service capable of achieving a seamless broadband environment at home as well as at remote locations, and which supports access by an increasingly diverse range of wireless devices, such as game consoles, electronic books, netbooks, and others.
- With the goal of expanding the base of broadband users, NTT plans to launch the easy-to-operate PC-less platform terminals "Hikari i-Frame" (tentative name) and "N-TRANSER", which will enable users to utilize various content and services.

Keeping pace with diversification of wireless devices

"Hikari Portable"

- Optical connection with game consoles, electronic books, netbooks and a diverse range of other wireless devices
- At home, connection is made through wireless LAN; outside the home, connection is made with a pocket-sized cognitive router that automatically connects with FLET'S SPOT and 3G network.
- A seamless broadband environment available at home and outside the home

Expanding the broadband user base

"Hikari i-Frame" (Tentative name)

- Platform terminal providing a variety of information
- Big 7 inch screen, and easy to operate touch panel

「N-TRANSFER」

- Terminal that easily uploads data directly from the scanner to Cloud Services
- Ability to browse and search on the terminal from outdoors



Mobile data Communications (3G carrier)
Public Wireless LAN area
At home
FLET'S 光NEXT
B FLET'S
Automatically selects and connects with the optimal network
Can take outside the home
Content Provider
Standby Content Delivery Service
Net Supermarket (Example)
Delivery of Electronic Fliers
Delivery / Payment
Confirm flier
Order by touching
Trial Results
Popular content
News, weather, traffic
Recipes
Dining and local info
Desired content
Net shopping
Net supermarket (electronic fliers)
Health and medical info
Events and ticket reservations
Disaster information
Easy operation without PC
Cloud Services Businesses
Data Storage
Upload
Browse / search
N-TRANSFER
Reading data
Smartphone Tablet PCs
Hand-written memos
Receipts
Newspaper ads
More convenient and enjoyable life

10

4. Decline in Demand for PSTN Fixed-Line Telephone Service

- The number of PSTN fixed-line telephone users is declining annually by approx. 10% as a result of the shift to mobile phones and IP phones.
- It is difficult to estimate how many PSTN fixed-line telephone users will remain in the future, but a certain level of such users is expected. The question of how to incorporate such users into IP networks is subject to further review.



Million subscriptions
120
100
80
60
40
20
0
Mobile phones
81.92 (+5.08) 87.00 (+4.79) 91.79 (+4.93) 96.72 (+6.00) 102.72 (+4.77) 107.49 (+4.69) 112.18
60.22 (▲0.62) 59.60 (▲1.54) 58.06 (▲2.90) 55.16 (▲3.93) 51.23 (▲3.93) 47.30 (▲3.96) 43.34
59.54 (▲1.27) 58.27 (▲4.02) 54.25 (▲4.27) 49.98 (▲4.43) 45.55 (▲3.91) 41.64 (▲3.71) 37.93
PSTN fixed-line telephones*
(the lower line is NTT East & NTT West's fixed-line telephones)
IP phones (0ABJ-IP phones)
0 (+0.19) 0.19 (+1.23) 1.42 (+2.79) 4.21 (+3.55) 7.76 (+3.40) 11.16 (+3.37) 14.53
2003
2004
2005
2006
2007
2008
2009
.....
Year

* PSTN fixed-line telephones: NTT East and NTT West's fixed-line telephones (including ISDN), direct subscriber telephones (total of conventional direct subscriber telephones, new-type direct subscriber telephones, and direct subscriber ISDN), and cable TV telephones.

Source: Ministry of Internal Affairs and Communication
(Announcement of Quarterly Data on the Number of Telecommunications Service Subscribers and Shares (1st Quarter of FY2010 (June 30, 2010)))

11

5. PSTN Switchboards Come to the End of Their Useful Lives

~Adequate Notification to Users and Coordination Among Businesses~

•PSTN switchboards will reach the end of their useful lives around 2025. It is expected to take 5~6 years to migrate from PSTN to IP networks, and the migration will begin sequentially around 2020 (in approximately 10 years).

•A smooth implementation of PSTN migration requires adequate notification to users and coordination among businesses. As it is now 10 years prior to the launch of the migration, to ensure smooth implementation we are announcing those functions and services which are not provided under current IP networks, and commencing a review to find solutions to those issues.

Interconnection Services

Adequate notification to users

Coordination among businesses

Since migration will result in termination of some services, and business users may need to evaluate their system update cycle and other issues, we are providing an adequate notice period.

In addition to NTT East and NTT West, it is envisioned that other domestic and overseas carriers will be shifting from the existing PSTN networks to IP networks as well. It is necessary to coordinate among related businesses to discuss interconnection methods to be realized among IP networks.

6-1. Handling Services in Accordance with Changes in User Needs

•Basic services provided using PSTN are to be continued with IP networks following PSTN migration.

•However, after an adequate notice period to customers, services for which customer usage is expected to decline will be terminated upon PSTN migration or when equipment providing such services reach the end of their useful lives.

Review of PSTN Services

Continued Provision of Basic Services

Changes in specifications or replacement of terminals may be necessary in some cases

Basic voice services, public telephone, emergency numbers (police (110), marine emergencies (118), fire (119)), time (117), weather report (177), Directory Assistance (104), telegrams (115), caller ID display (Number Display), anonymous call rejection, nuisance call blocking, call waiting, call forwarding, Call Forwarding Select, toll free, # dialing, switchboard, direct inward dialing, and other services.

Termination of services for which customer usage is expected to decline*

INS networks, centrex service, incoming call phones, store switchboard phones, cable broadcast phone-connection phones, pay phones, speed dial, Caller ID Display for Call Waiting (Catch Phone Display), caller ID announcement, “denwaban” answering service, voice guidance, incoming and outgoing call only phones, non-ringing communication and others.

Services expected to phase out prior to PSTN migration:

Call Waiting II, Magic Box (voice mail), Voice Box, Caller Name Display (Name Display), local information broadcasting, signal monitoring, Dial Q2, connection call services (such as collect calls), and other services.

*	Based on the customer usage trend going forward, alternative services will be proposed and developed as necessary.

6-2. Alternative Scenarios After Termination of Services

(Example: INS Networks)

•Broadband services can serve as an alternative for multi-channel communications and data communications, the main applications for INS networks.

•Going forward, to support a smooth migration to broadband services we will propose alternative services that take into account the devices used by customers and information systems update opportunities.

Features

Data communications can be used in addition to voice communications

Multiple phone lines can be used simultaneously

INS-Net 64: 2 lines INS-Net 1500: 23 lines

Current Usage

Used in telephone, facsimile, and Internet

Used in office voice lines (23 channels)

Used in POS, ATM, and credit settlement systems

Alternative Services Usage

FLET’S Hikari Next & Hikari Denwa (2 channels, 2 numbers)

FLET’S Hikari Next & Hikari Denwa Office A

FLET’S Hikari Next & Hikari Denwa Number Gate & Data Connect

Telephone

Conventional usage High-speed Internet access Low calling rate (8 yen/3 minutes)

PC

Up to 100 channel scan be used Free calls between offices

PBX

NGN

Bandwidth-assured communication having the advantage of the characteristics of NGN

Credit Flexible rate plans suitable for short Settlement communication times Terminals

Note: It may be necessary to update hardware and information systems.

7-1. Smooth and Efficient Interconnection Among IP Networks
(Creating a Forum for Coordination Among Related Businesses)

- Presently, for interconnection among IP networks:
  - Direct connections between multiple ISPs is achieved for Internet connections, but
  - Telephones that use IP networks (IP telephones) are still connected through the PSTN, which has many customers, and NTT East and NTT West IP networks are not connected directly with other carrier's IP networks nor are other carrier's IP networks interconnected among themselves.

  However, all carriers are proceeding with adopting IP for their core networks, and it is expected that, in the future, interconnection among IP networks will occur in connection with the increase in IP telephone users.

- Migration to interconnection among IP networks for provision of IP telephony services must be performed smoothly and efficiently while carefully considering the IP network migration plans of other carriers, to ensure that there is no impairment in customer service. NTT East and NTT West have proposed the creation of a forum for coordination among multiple carriers, where various issues concerning connection of IP networks will be discussed and from which proposals will be made to standardization organizations when necessary.

Note: In preparation for commencing NGN services, NTT East and NTT West have been disclosing their interfaces, as well as conducting field trials and confirming interconnection technologies, but IP network connection has not been realized for commercial services other than between NTT East and NTT West.

Changes in Connection Configuration upon Network Migration (from PSTN to IP)



Current Status
Other Carriers
Fixed-line telephones, mobile phones, cable television, etc.
IP telephones are connected through PSTN
NTT East & NTT West
Existing telephone network (PSTN)
IP Network
Internet
Telephone network connection
Interface disclosed
ISP Connection
ISP
IP Phones
Existing telephone network (PSTN)
IP Network (NGN)
Coordination among businesses is necessary for smooth and efficient network migration
Examples of issues to be considered concerning IP network interconnection
・Expansion of the IP network connection standard interface requirements (Version upgrades to interface specification)
・Methods of switching from connection among telephone networks (left) to connection among IP networks (right)
Adoption of IP for Core Networks
(expected approximately 10 ~ 15 years later)
PSTN
IP Network
IP phone connection
ISP Connections
PSTN
IP Phones
IP Network (NGN)

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7-2. Reciprocal Number Portability Functionality

- Number portability[1] for fixed-line telephones is currently possible only in one direction from NTT East or NTT West to other carriers.
- To respond to customer needs, going forward we would like to conduct discussions with other carriers to achieve reciprocal number portability functionality, similar to that for mobile phones, when carriers make the transition to IP networks.



Current Status
Adoption of IP for Core Networks
(expected 10 ~ 15 years from now)
○ NTT PSTN → Other carrier networks (users can keep the same number)
× Other carrier networks → NTT PSTN (a new number is required[2])
○ NTT IP Network ↔ Other Carriers' IP Networks (users keep the same numbers)
Other Carriers
Fixed-line telephones, mobile phones, cable television, etc.
NTT East & NTT West
Number Portability
PSTN
IP Network
PSTN
IP Network (NGN)
Number Portability DB
PSTN
IP Network
Number Portability DB
PSTN
IP Network (NGN)
Number Portability DB
Whether number portability databases will be maintained by each carrier or a shared database will be maintained needs to be studied
Shared number portability database for all carriers

1. A system that allows users to keep the same phone number when changing telephone carriers.
2. Under the number portability system, when a number issued by NTT East or NTT West is used, the customer may change carriers and keep the same number.

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8. Schedule for PSTN (Core Network) Migration

• Services to be terminated in conjunction with the migration will be phased out sequentially after providing adequate notice to users and efforts to promote a shift to alternative services during the period from now until around 2020.

• Services to be terminated prior to the migration will be phased out by around 2020 after providing adequate notice to users and encouraging a shift to alternative services in conjunction with the timing of service termination.

• IP network interconnection will be implemented in stages upon coordination with other businesses.

2010 circa 2015 circa 2020 circa 2025

Interconnection Services

Broadband services

Services to be terminated in conjunction with migration

Services to be terminated prior to migration

Promote the use of broadband services

Notify users about services to be terminated Shift to alternative services

Notify users about services to be terminated Shift to alternative services

Phase out services

Coordinate with other involved businesses concerning IP network interconnectivity

Implement IP network interconnection in stages

Phase out services Migration from PSTN

(core network) to IP network

End of Useful Life of PSTN Switchboards

The forward-looking statements and projected figures concerning the future performance of NTT East, NTT West, their respective subsidiaries and affiliates, and their parent company (NTT) contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and NTT West in light of information currently available to them regarding NTT East and NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT West, their respective subsidiaries and affiliates and NTT, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.